FORM N-8A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	BLPP (and Subsequent Trusts and Similar Series of Trusts)

Address of Principal Business Office (No. & Street, City, State Zip Code):

200 Park Avenue New York, New York 10166

Telephone Number (including area code): (212) 412-4000

Name and address of agent for service of process:

Shirin Emami Barclays Capital Inc. 200 Park Avenue New York, New York 10166	With a copy to: Scott R. Anderson Chapman and Cutler LLP 111 W. Monroe Street Chicago, Illinois 60603-4080

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A.

YES   ☒                    NO    ☐

Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of New York and State of New York on the 3rd day of January, 2008.

BLPP (and Subsequent Trusts and Similar Series of Trusts)

By:	BARCLAYS CAPITAL INC., Depositor

By	/S/ PHILIPPE EL-ASMAR
Name	Philippe El-Asmar
Title	Managing Director, Americas

ATTEST:

By	/S/ CHERYL A. GRASSMANN
Name	Cheryl A. Grassmann